AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square,

Grand Cayman, Cayman Islands KY1-1102

July 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Heather Clark

                  Kevin Woody

                  Thomas Jones

                  Sergio Chinos

Re:	AEA-Bridges Impact Corp. Registration Statement on Form S-4 File No. 333-262573

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEA-Bridges Impact Corp. (“ABIC”) and LiveWire Group, Inc. (“HoldCo”) hereby request acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on July 27, 2022, or as soon thereafter as practicable, or at such other time as ABIC, HoldCo or their outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the ABIC and HoldCo, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

AEA-BRIDGES IMPACT CORP.

/s/ John Garcia
Name: John Garcia
Title: Chair and Co-Chief Executive Officer

LIVEWIRE GROUP, INC.

/s/ John Garcia
Name: John Garcia
Title: President, Secretary, Treasurer and Director